



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8- 37706

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CAL FED INVESTMENTS

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3900 LENNANE DRIVE, #101
(No. and Street)

SACRAMENTO,	CA	95834-1909
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER RICE (916) 614-2416
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name)*

THREE EMBARCADERO CENTER, SUITE 2000, SAN FRANCISCO, CA 94111
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



SEC 1410 (3-91)

OATH OR AFFIRMATION

I, PETER RICE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAL FED INVESTMENTS AND SUBSIDIARIES, as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

CHRISTOPHER TOWNSEND
Commission # 1231081
Notary Public - California
Sacramento County
My Comm. Expires Aug 1, 2003

Notary Public

Signature

CHIEF FINANCIAL OFFICER
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


KPMG


RECEIVED
FEB 28 2002
352

CAL FED INVESTMENTS AND SUBSIDIARY

(A Wholly Owned Subsidiary of California Federal Bank)
(SEC Identification No. 8-37706)

Consolidated Financial Statements and Supplementary Information

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon and
Supplemental Report on Internal Control Structure)



Three Embarcadero Center
San Francisco, CA 94111

Independent Auditors' Report

The Board of Directors
Cal Fed Investments:

We have audited the accompanying consolidated statements of financial condition of Cal Fed Investments (a wholly owned subsidiary of California Federal Bank) and subsidiary (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholder's equity, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cal Fed Investments and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

San Francisco, California
January 25, 2002

CAL FED INVESTMENTS AND SUBSIDIARY
(A Wholly Owned Subsidiary of California Federal Bank)

Consolidated Statements of Financial Condition

December 31, 2001 and 2000
(Dollars in thousands, except share data)

Assets		**2001**	**2000**
Cash and cash equivalents	$	39,369	36,217
Special account for the exclusive benefit of customers		7,660	5,308
Commissions and other receivables		1,462	1,315
Prepaid expenses and deposits		393	297
Furniture and equipment, net		2,116	1,706
Goodwill, net		121	204
Deferred tax asset		1,179	1,212
Total assets	$	52,300	46,259
Liabilities and Stockholder's Equity			
Liabilities:			
Intercompany borrowing with Bank	$	2,985	2,903
Income taxes payable		11,893	12,440
Accrued commissions and other payables		3,870	1,971
Payable to clearing organizations and insurance companies		7,283	5,037
Total liabilities		26,031	22,351
Stockholder's equity:			
Common stock, $1.00 par value; 1,000 shares authorized, issued and outstanding		1	1
Additional paid-in capital		14,193	14,166
Retained earnings		12,075	9,741
Total stockholder's equity		26,269	23,908
Total liabilities and stockholder's equity	$	52,300	46,259

See accompanying notes to consolidated financial statements.

CAL FED INVESTMENTS AND SUBSIDIARY

(A Wholly Owned Subsidiary of California Federal Bank)

Consolidated Statements of Income

Years ended December 31, 2001 and 2000
(In thousands)

		2001	2000
Revenues:			
Commissions	$	61,994	60,643
Interest income		1,478	2,118
		63,472	62,761
Expenses:			
Employee compensation and benefits		28,499	27,130
Depreciation and equipment		1,585	1,439
Communications		158	225
Marketing and advertising		690	440
Other general and administrative		3,287	3,500
		34,219	32,734
Income before income tax expense		29,253	30,027
Income tax expense		11,919	12,149
Net income	$	17,334	17,878

See accompanying notes to consolidated financial statements.

CAL FED INVESTMENTS AND SUBSIDIARY
(A Wholly Owned Subsidiary of California Federal Bank)

Consolidated Statements of Stockholder's Equity

Years ended December 31, 2001 and 2000
(In thousands)

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance as of December 31, 1999	$ 1	14,145	6,863	21,009
Contribution from Bank	—	21	—	21
Net income	—	—	17,878	17,878
Dividends paid	—	—	(15,000)	(15,000)
Balance as of December 31, 2000	1	14,166	9,741	23,908
Contribution from Bank	—	27	—	27
Net income	—	—	17,334	17,334
Dividends paid	—	—	(15,000)	(15,000)
Balance as of December 31, 2001	$ 1	14,193	12,075	26,269

See accompanying notes to consolidated financial statements.

CAL FED INVESTMENTS AND SUBSIDIARY

(A Wholly Owned Subsidiary of California Federal Bank)

Consolidated Statements of Cash Flows

Years ended December 31, 2001 and 2000
(In thousands)

		2001	2000
Cash flows from operating activities:			
Net income	$	17,334	17,878
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization		856	745
Loss on equipment writedown		1	257
Changes in assets and liabilities:			
Special account for the exclusive benefit of customers		(2,352)	(1,030)
Commissions and other receivables		(147)	(248)
Prepaid expenses and deposits		(96)	(141)
Deferred tax asset		33	(181)
Income taxes payable		(547)	764
Accrued commissions and other payables		1,899	(307)
Payable to clearing organizations and insurance companies		2,246	961
Net cash provided by operating activities		19,227	18,698
Cash flows used in investing activities – capital expenditures		(1,184)	(498)
Cash flows from financing activities:			
Increase (decrease) in intercompany borrowing with Bank		82	(1,243)
Cash dividends paid		(15,000)	(15,000)
Capital contribution from parent		27	21
Net cash used in financing activities		(14,891)	(16,222)
Net increase in cash and cash equivalents		3,152	1,978
Cash and cash equivalents, beginning of year		36,217	34,239
Cash and cash equivalents, end of year	$	39,369	36,217
Supplemental disclosure of cash flows information:			
Income taxes paid	$	12,433	11,573

See accompanying notes to consolidated financial statements.

(1) Organization and Summary of Significant Accounting Policies

(a) Organization and Business

Cal Fed Investments and subsidiaries, a wholly owned subsidiary of California Federal Bank (the Bank), was formed as a California corporation on August 15, 1986. Cal Fed Investments is a registered member of the National Association of Securities Dealers and is engaged in the business of providing brokerage services, primarily distributing mutual funds and annuities.

(b) Principles of Consolidation

The consolidated financial statements of Cal Fed Investments include the accounts of its wholly owned subsidiary, Cal Fed Investments – Nevada. All material intercompany accounts have been eliminated in consolidation.

(c) Furniture and Equipment

Furniture and equipment, comprised principally of office furniture and computer equipment, are stated at cost, less accumulated depreciation. Furniture and equipment are depreciated on a straight-line basis over the estimated useful life of the asset, usually three to five years. Maintenance and repairs on equipment are charged to expense in the period incurred. Accumulated depreciation was $2.5 million and $2.0 million as of December 31, 2001 and 2000, respectively.

(d) Commission Revenue and Expenses

Commissions earned and related expenses from customer transactions are recorded on a trade date basis.

(e) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Cal Fed Investments is a member of the Golden State affiliated group and, accordingly, its federal taxable income or loss is included in the consolidated federal income tax return filed by Golden State. Cal Fed Investments may also be included in certain state and local tax returns of Golden State or its subsidiaries. Cal Fed Investments' tax sharing agreement with the Bank provides that income taxes be based on the separate results of Cal Fed Investments. The agreement generally provides that Cal Fed Investments pay to the Bank amounts equal to the taxes that Cal Fed Investments would be required to pay if it were to file a return separately from the affiliated group. The agreement also provides that the Bank will pay Cal Fed Investments amounts equal to tax refunds Cal Fed Investments would be entitled to if it had always filed a separate company tax return.

(Continued)

(f) ***Cash and Cash Equivalents***

For purposes of reporting cash flows, cash and cash equivalents include cash and noninterest bearing deposits in banks with original maturities of three months or less at acquisition.

(g) ***Fair Value of Financial Instruments***

The carrying value of the Company's financial instruments approximates fair value.

(h) ***Use of Estimates***

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities, (b) disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and (c) the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(2) Employee Benefit Plans

The Bank and Cal Fed Investments offer a Profit Sharing/401(k) Plan, which is available to substantially all employees with at least six months of employment. Employee contributions are voluntary. The plan provides for deferrals of up to 12% of eligible compensation of plan participants not to exceed the maximum allowed by the Internal Revenue Service.

Effective January 1, 2000, the California Federal Employees' Investment Plan was amended to take advantage of the safe harbor match provision of the Internal Revenue Code which provides for employer matching contributions of 100% of the first 3% of employee deferrals and 50% of the next 2% of employee deferrals. The safe harbor match provision also requires immediate 100% vesting of all contributions to the plan.

Certain employees of the Bank and Cal Fed Investments are eligible to participate in plans that provide medical, dental and vision benefits from the date of early retirement to a maximum age of 64. In general, early retirement is age 55 with 10 years of service. Certain retirees contribute nothing for their coverage; however, all new retirees participating in the plans contribute a portion of the premiums until age 64. The postretirement health care benefits are an obligation of the Bank and an estimate of the cost has been accrued by the Bank on an actuarially net present value basis in accordance with the requirements of Statement of Financial Accounting Standards No. 106, *Employer's Accounting for Postretirement Benefits Other Than Pensions.*

Cal Fed Investments' allocated share of postretirement expense and Profit Sharing/401(k) Plan employer matching contributions was $68,011 and $1,259,575, respectively, for the year ended December 31, 2001 and $65,167 and $876,186, respectively, for the year ended December 31, 2000.

(Continued)

(3) Transactions with Affiliates

As of December 31, 2001 and 2000, Cal Fed Investments had unsecured intercompany borrowings with the Bank totaling $3.0 million and $2.9 million, respectively. The Company has entered into a borrowing agreement with the Bank whereby no interest is charged on borrowed funds if paid on a timely basis. Proceeds from borrowings are used for such expenses as taxes, compensation, marketing, and other general and administrative costs. Various expenses paid by the Bank, such as rent and certain general and administrative expenses, are not reimbursed by Cal Fed Investments pursuant to an agreement between Cal Fed Investments and the Bank.

As of December 1, 1998, Golden State purchased certain assets and liabilities of an insurance business from a related party, Trans Network Insurance Services Inc. (TNIS), at a net cost of $56,019, which resulted in goodwill of $0.4 million to be amortized over five years. The assets and liabilities acquired were simultaneously contributed by Golden State to Cal Fed Investments.

(4) Regulatory Requirements

Cal Fed Investments is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001 and 2000, Cal Fed Investments had net capital, as defined by SEC Uniform Net Capital Rule 15c3-1, of $20.0 million and $18.5 million, respectively, and this was $18.3 million and $17.0 million, respectively, in excess of its required net capital of $1.7 million and $1.5 million, respectively. Cal Fed Investments' ratio of aggregate indebtedness to net capital is 1.30 to 1 and 1.21 to 1 as of December 31, 2001 and 2000 respectively.

Cal Fed Investments is exempt from Rule l 5c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities. Transactions are cleared on a fully disclosed basis through National Financial Services Corporation. Cal Fed Investments receives customer funds; however, such amounts are transferred to the appropriate mutual fund or other organization as required. As of December 31, 2001 and 2000, funds held in trust for customers at the Bank by Cal Fed Investments totaled $7.7 million and $5.3 million, respectively. These funds are reflected in the special account for the exclusive benefit of customers and the corresponding liability is reflected as payable to clearing organizations and insurance companies in the accompanying consolidated statements of financial condition.

(Continued)

(5) Income Taxes

Total income tax expense (benefit) attributable to income before income taxes for the years ended December 31, 2001 and 2000 consisted of the following (in thousands):

		2001	2000
Current:			
Federal	$	9,333	9,714
State		2,553	2,616
Deferred:			
Federal		33	(181)
Total income taxes	$	11,919	12,149

Income tax expense attributable to income before income taxes differed from amounts computed by applying the U.S. federal income tax rate of 35% for 2001 and 2000 to income before income taxes, as follows (in thousands):

		2001	2000
Computed expected federal income tax expense	$	10,239	10,512
Increase (decrease) resulting from:			
State tax, net of federal income tax benefit		1,659	1,700
Nondeductible meals and entertainment		23	24
Effect of recomputing prior year tax expense		49	(32)
Other		(51)	(55)
	$	11,919	12,149

CAL FED INVESTMENTS AND SUBSIDIARY
(A Wholly Owned Subsidiary of California Federal Bank)

Notes to Consolidated Financial Statements

December 31, 2001 and 2000

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2001 and 2000 are presented below (in thousands):

		2001	2000
Deferred tax assets:			
State taxes	$	1,089	1,113
Accrued liabilities		178	54
Office premises and equipment		—	44
Other		—	1
Total gross deferred tax assets		1,267	1,212
Deferred tax liabilities:			
Office premises and equipment		88	—
Total gross deferred tax liabilities		88	—
Net deferred tax asset	$	1,179	1,212

In addressing the realizability of deferred assets, management believes that it is more likely than not that the carrying value of such assets will be recognized in future periods through the generation of taxable income.

Schedule 1

CAL FED INVESTMENTS AND SUBSIDIARY

(A Wholly Owned Subsidiary of California Federal Bank)

Computation of Net Capital
under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001
(Dollars in thousands)

Net capital:		
Total stockholder's equity	$	26,269
Less nonallowable assets:		
Furniture and equipment, net		2,116
Goodwill		121
Commissions and other receivables		1,462
Prepaid expenses		324
Deferred tax asset		1,179
Total nonallowable assets		5,202
Less other deduction:		
Excess cash in parent bank		295
Less haircut on securities:		
Investment securities		730
Net capital	$	20,042
Aggregate indebtedness:		
Income taxes payable	$	11,893
Intercompany borrowing with bank		2,985
Accrued commissions and other payables		3,870
Payable to clearing organizations and insurance companies		7,283
Total aggregate indebtedness	$	26,031
Computation of basic net capital requirement:		
Net capital required – greater of $250 or 6-2/3% of aggregate indebtedness of $26,031	$	1,735
Net capital in excess of requirements	$	18,307
Ratio of aggregate indebtedness to net capital		1.30 to 1

Note: A reconciliation between the above computation and the Company's corresponding unaudited Form X-17A-5, Part II, filed with the National Association of Securities Dealers Regulation, Inc. on January 10, 2002, is not required as no material differences exist.



Three Embarcadero Center
San Francisco, CA 94111

Independent Auditors' Report on Internal Control Structure

The Board of Directors
Cal Fed Investments:

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Cal Fed Investments (the Company), a wholly owned subsidiary of California Federal Bank for the year ended December 31, 2001, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirement for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of consolidated financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material aspects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate as of December 31, 2001 to meet the SEC's objectives.

This report is intended solely for use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

San Francisco, California
January 25, 2002